Filed Pursuant to Rule 433
Registration Statement No. 333-162894
November 5, 2009
Service Corporation International
Pricing Term Sheet

Issuer:		Service Corporation International
Security Description:		8.00% Senior Notes due 2021
Distribution:		SEC Registered
Face:		$150,000,000
Gross Proceeds:		$147,172,500
Net Proceeds to Issuer (before expenses):		$143,797,500
Coupon:		8.00%
Maturity:		November 15, 2021
Offering Price:		98.115%
Yield to Maturity:		8.25%
Spread to Treasury:		+ 472 basis points
Benchmark:		UST 3.625% due 8/15/2019
Ratings:		B1/BB-
Interest Pay Dates:		November 15 and May 15
Beginning:		May 15, 2010
Optional redemption:		Make-whole call @ T+50bps
Change of control:		Put @ 101% of principal plus accrued interest
Trade Date:		November 5, 2009
Settlement Date:	(T+3)	November 10, 2009
CUSIP:		817565BU7
ISIN:		US817565BU72
Denominations:		2,000x1,000
Bookrunners:		J.P. Morgan
BofA Merrill Lynch
Co-Managers:		Morgan Keegan & Company, Inc.
Raymond James
Scotia Capital
SunTrust Robinson Humphrey
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.